SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Furmanite Corporation

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
361086 10 1

(CUSIP Number)
John R. Barnes
c/o Furmanite Corporation
2435 North Central Expressway
Richardson, TX 75080
972-699-4001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 1, 2008

(Date of Event which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 5 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	361086 10 1	Page	2	of	5

1	NAMES OF REPORTING PERSONS John R. Barnes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NONE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		458,509

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		912,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		458,509

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,370,761

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 361086 10 1	13D/A	Page 3 of 5 Pages
Item 1. Security and Issuer.
This constitutes an amendment (the “Amendment”) to the statement on Schedule 13D, dated July 13, 2005, relating to the acquisition of shares of common stock, no par value (the “Common Stock”), of Furmanite Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2435 North Central Expressway, Suite 700, Richardson TX 75080.
Item 2. Identity and Background.
(a) through (f):

This Amendment is being filed on behalf of the natural person, John R. Barnes. Mr. Barnes is the Chairman and Chief Executive Officer of the Issuer. His principal business address is 2435 North Central Expressway, Suite 700, Richardson TX 75080.

The Filer has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Filer is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
The acquisition of shares reported in Item 5 below did not involve the payment of any consideration by Mr. Barnes.
Item 4. Purpose of Transaction.
The shares of Common Stock covered by this statement are being held for investment purposes. Depending on market and other conditions, Mr. Barnes may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire. Other than in his capacity as Chairman of the Board of Directors and Chief Executive Officer of Furmanite Corporation, Mr. Barnes has no plans which relate to or would result in:
(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Furmanite Corporation or any of its subsidiaries;

(b)	a sale or transfer of a material amount of assets of Furmanite Corporation or its subsidiaries;

(c)	any change in the present board of directors or management of Furmanite Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	any material change in the present capitalization or dividend policy of Furmanite Corporation;

CUSIP No. 361086 10 1	13D/A	Page 4 of 5 Pages
(e)	any other material change in Furmanite Corporation’s business or corporate structure;

(f)	changes in Furmanite Corporation’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g)	causing a class of securities of Furmanite Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Barnes beneficially owns an aggregate of 1,370,761 shares of Common Stock representing approximately 3.8% of the Common Stock outstanding as of January 1, 2008. Any shares of Common Stock not outstanding and subject to options, warrants, rights or conversion privileges held by any person other than Mr. Barnes have not been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes.

(b)	For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by Mr. Barnes, see rows 7-10 of the cover page above.

(c)	On December 10, 2007, Mr. Barnes acquired the right to vote 31,386 shares of Common Stock held by an entity for the benefit of members of the Barnes family.

On December 11, 2007, Mr. Barnes acquired the right to vote 880,866 shares of Common Stock held by an entity for the benefit of members of the Barnes family. Included in these shares are 849,480 shares of Common Stock of which, prior to December 11, 2007, but not thereafter, Mr. Barnes had the right to acquire beneficial ownership within 60 days.

On December 11, 2007, Mr. Barnes received 200,000 shares of Common Stock from an entity for the benefit of members of the Barnes family.

On January 1, 2008, Mr. Barnes and his spouse relinquished their rights to acquire within 60 days 850,520 shares of Common Stock. These shares continue to be held in an entity for the benefit of members of Mr. Barnes’ family.

(d)	Of the 1,370,761 shares of Common Stock listed in Item 5(a), 912,252 shares of Common Stock are held in entities in which certain other individuals have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. No such interest relates to more than five percent of the issued and outstanding shares of Common Stock.

CUSIP No. 361086 10 1	13D/A	Page 5 of 5 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None
Item 7. Material to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 10, 2008

/s/ John R. Barnes
John R. Barnes